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                                                                       Exhibit 1


               UNIVERSAL MUSIC GROUP TO ACQUIRE EMUSIC.COM INC.

EMusic's Downloadable Music Subscription Service & RollingStone.com Web Property
                         to Join Universal Music Group


LOS ANGELES and REDWOOD CITY, Calif. -- April 9, 2001 -- Universal Music Group and EMusic.com Inc. (Nasdaq: EMUS) today jointly announced that they have signed a definitive merger agreement. Under this agreement, Universal Music Group will commence a cash tender offer to acquire all of EMusic's outstanding shares at a price of $0.57 per share. Any shares not purchased in the tender offer will be converted into the same cash price in a subsequent merger.

"EMusic represents a tremendous group of assets that appeal to a wide range of music fans, including the popular RollingStone.com and DownBeat.com brands and a deep catalog of digital music," commented Larry Kenswil, president, eLabs, Universal Music Group. "We feel that EMusic complements Universal's other digital and Internet initiatives and we look forward to joining with them to offer music lovers more and more compelling online destinations and experiences."

EMusic's board of directors has unanimously approved the transaction and directors and current and former officers who beneficially own an aggregate of approximately 17 percent of the company's outstanding shares have each individually agreed to tender their shares. The EMusic board has received an opinion from Allen & Co. Incorporated that, as of the date of the merger
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agreement, the consideration to be received by EMusic's stockholders in the transaction was fair to those stockholders from a financial point of view.

"We believe that this transaction is in the best interests of our stockholders," said Gene Hoffman, EMusic president and CEO. "The addition of EMusic and RollingStone.com to Universal Music Group has some very exciting potential for online music fans."

The tender offer will commence on or prior to April 20, 2001 and will be made only by an offer to purchase and other offering and solicitation documents, copies of which will be filed with the Securities and Exchange Commission (SEC) and mailed to EMusic stockholders.

The obligation of Universal to complete the tender offer will be conditioned on a minimum tender of shares representing a majority of EMusic's fully diluted shares. In addition, the offer will be conditioned on EMusic having cash and marketable securities (after deduction for estimated transaction costs) of a minimum of $5 million on April 30, 2001, reducing by no more than approximately $48,000 for each day thereafter until the offer closes. Either party can terminate the agreement if the offer is not completed by June 25, 2001.

The transaction is subject to other customary conditions. It is not subject to the waiting period requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

On April 5, 2001, in a press release announcing a letter of intent contemplating the transaction now provided for in the subsequent definitive agreement, EMusic reported on the status of its Nasdaq listing and its preliminary financial results for the third quarter. Investors are referred to that release -- http://www.emusic.com/about/pr/pr160.html -- in connection with today's announcement.


About EMusic
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Since it was founded in January 1998, EMusic has established itself at the forefront of how music will be discovered, delivered and enjoyed in the next decade. In addition to having the Internet's leading downloadable music subscription service, EMusic operates one of the most popular families of music-oriented Web sites -- including RollingStone.com, EMusic.com and DownBeat.com. The company is based in Redwood City, California, with regional offices in Chicago, Los Angeles and New York.

EMusic.com (http://www.EMusic.com) is a revolutionary new music discovery service that allows fans to easily download high-quality music files for one low monthly fee. Through direct relationships with leading artists and licensing agreements with over 700 independent record labels, EMusic.com offers an expanding collection of over 165,000 tracks.

RollingStone.com (http://www.RollingStone.com) is the ultimate online resource for music, entertainment and popular culture. Through an exclusive, long-term licensing relationship with Rolling Stone magazine, the site leverages the magazine's legendary archives and offers thousands of personal profiles on the hottest musicians and Hollywood celebrities, an extensive collection of exclusive photos, on-demand videos, digital music downloads, and the latest news and reviews.

About Universal Music Group

Universal Music Group is the world's leading music company with wholly-owned record operations or licensees in 63 countries around the world. Its businesses also include Universal Music Publishing Group, one of the industry's largest global music publishing operations. Universal Music Group consists of record labels A&M Records, Decca Record Company, Deutsche Grammophon, Geffen Records, Interscope Records, Island Def Jam Music Group, Jimmy and Doug's Farmclub.com, MCA Nashville, MCA Records, Mercury Records, Motown Records, Philips, Polydor, Universal Records, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and UM3 (outside the U.S.).
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Universal Music Group is a unit of Vivendi Universal, a global media and communications company.


            Availability of SEC Tender Offer and Other Information

EMusic security holders and any potential investors in EMusic securities are advised to carefully read the tender offer statement on Schedule TO to be filed by Universal with the SEC, the solicitation/recommendation statement on Schedule 14D-9 to be filed by EMusic with the SEC and all other documents filed by either company with the SEC in connection with the proposed tender offer and/or merger when they become available. Those documents will contain important information about the proposed transaction. Security holders and potential investors may obtain free copies of those documents (when available), as well as other documents filed by EMusic at the SEC's website at http://www.sec.gov. These documents will also be made available to all stockholders of EMusic at no expense to them by submitting a request to Investor Relations at EMusic.


                                     # # #


EMUSIC is a registered trademark and EMUSIC.COM is a trademark of EMusic.com
Inc.

Any forward-looking statements contained in this release involve a number of uncertainties, risks and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to materially differ. Factors that could cause actual events or results to differ materially include, among others, whether the conditions to Universal's obligations under the merger agreement are satisfied, changes in the Nasdaq listing status of the Company, changes during the course of the finalization of the Company's reported results for the quarter ended March 31, 2001 and those other factors set forth in the Company's SEC reports.